Filed by Coeur d’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur d’Alene Mines Corporation

Commission File No.:001-08641

The following is the English language version of a letter sent to employees of Coeur d’Alene Mines Corporation on February 20, 2013.

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20 February 2013

Dear Employees:

As you know, on February 13, 2013 we announced that Coeur had made a binding proposal to acquire Orko Silver Corp. Today, I am pleased to announce that we are moving forward with this acquisition and have announced that Coeur and Orko have entered into a definitive agreement. Attached is a copy of our press release.

As I have mentioned before, La Preciosa is a large scale development opportunity with significant exploration upside. La Preciosa will improve our geographical diversification and will be a great addition to our existing portfolio. We are confident that our talented team can develop La Preciosa into one of the world’s leading silver mines.

In terms of next steps, no further corporate or shareholder approvals are required by Coeur and we have no financing conditions. The transaction will be subject to customary closing conditions and requires an Orko shareholder vote. We believe the transaction will close in April of 2013.

We will make every effort to keep you informed as we work through the process of completing the acquisition of Orko.

Today’s announcement may result in interest from the media and other third parties. I would like to remind you that it is important that we speak with one voice. Should you receive any questions from members of the media or others outside the Company, please forward these inquiries to Stefany Bales via sbales@coeur.com or at (208) 667-8263.

As always, thank you for your hard work and dedication to Coeur.

Mitch Krebs

President and Chief Executive Officer

Additional Information and Where to Find It

This document relates to Coeur d’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur common stock (“Coeur Shares”) issuable upon (i) the exercise of warrants (“Coeur Warrants”) to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (“Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-1 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Coeur Warrants and exchange of the Exchangeable Shares. Investors who may receive Coeur Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-1, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Coeur Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.